September 28, 2009

Mr. Larry Spirgel,

    Assistant Director,

        Mail Stop 3720,

            Division of Corporation Finance,

                United States Securities and Exchange Commission,

                    100 F Street, N.E.,

                        Washington, DC 20549,

                            United States of America.

Re:	China Telecom Corporation Limited
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2008 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), dated September 11, 2009, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2008 (the “Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F.

Mr. Spirgel

Note 2 Significant accounting policies

(y) Segmental reporting, page F-17

1.	We note that you operate and manage branches in disparate geographic provinces within China. Using the guidance in paragraphs 5-10 of IFRS 8, tell us how you determine the operating segments and how the company’s chief operating decision maker reviews this information. Additionally tell us who your chief operating decision maker is and discuss the measure of profit and loss reviewed by the chief operating decision maker. If you have aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 12 of IFRS 8.

We respectfully advise the Staff that the internal corporate reorganization of the Company (the “Restructuring”) in 2008 (as disclosed on page 18 of Form 20-F) that resulted in the merger of the Company’s previous wholly-owned subsidiaries into the Company by way of absorption did not change the Company’s determination that it has no reportable operating segments. The Company operates telecommunication services as a single business and offers voice and data telecommunication, including local exchange, long distance, broadband data communications, to end use customers over the Company’s network facilities including the fiber optic network. The Company’s telecommunication services are regulated by the same government authorities, are sold through similar sales channels, and are serviced by the same employee base.

In substance, the Restructuring only changed the legal status of the subsidiaries to unincorporated branches but did not change the Company’s business or the way the chief operating decision maker (as defined below) makes decisions with respect to investment or resource allocations. While each branch manager is responsible for operating and managing the telecommunication business in the respective geographical areas in accordance with the Company’s wide-strategy, none of the branch managers have the power or authority to perform the chief operating decision maker’s function.

In making the determination of its operating segments, the Company considered how its operations are internally reviewed by the chief operating decision maker, the chief operating decision maker’s approach to managing the business and evaluation of the guidance in paragraphs 5 to 10 of IFRS 8. Paragraph 5 of IFRS 8 defines an operating segment is a component of an entity (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (b) whose operating results are regularly reviewed by the entity’s chief operating decision maker (“CODM”) about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

Mr. Spirgel

The Company’s Chairman of the Board of Directors, who is also the Chief Executive Officer, is the CODM. He exercises final decision-making authority with respect to the allocation of resources and the assessment of performance. He regularly reviews financial and operating results (such as net income, revenue and operating expenses) and allocates resources based on consolidated financial information. For example, based on consolidated financial information, he establishes consolidated financial performance targets and other performance metrics and the parameters of the Company’s capital allocation strategy, including budgets for capital expenditures, acquisitions and divestitures, and other key initiatives.

Following the Company’s determination that it operates in one single business, the determination of the aggregation criteria set forth in paragraph 12 of IFRS 8 was not applicable.

Note 11 Interest in associates, page F-24

2.	We note that your investments in associates consist of 50% investment in Shenzhen Shekou Telecommunications Company Limited and 24% in Shanghai Information Investment Incorporation. We also note that “equity in income of associates” represents 60% of your earnings before income tax in the year ended December 31, 2008. Tell us the composition of this line item by associate. In this regard Rule S-X 3-09 requires that if any of the conditions set forth in S-X 1-02(w) exceed 20 percent, separate annual financial statements for each subsidiary not consolidated should be provided. Please advise.

The 2008 “equity in income of associates” is comprised of the following:

(RMB in millions)
Shanghai Information Investment Corporation	81
Shenzhen Shekou Telecommunications Company Limited	22
Equity in income of other associates (individually less than RMB 5 million)	9

Total equity in income of associates	112

Mr. Spirgel

The Company respectfully advises the Staff that management followed the guidance under Rule 1-02(w) of Regulation S-X in determining the significance of its associates since earnings before income tax in 2008 was significantly lower (more than 10%) than the average earnings before income tax for the last five fiscal years. In accordance with Rule 1-02(w), management applied the average earnings before income tax for purposes of this computation. The computation of the income test under Rule 1-02(w) is presented below:

(RMB in millions)	Earnings before income tax

2004	33,270
2005	34,325
2006	34,564
2007	30,996
2008	186

Average for the last five fiscal years	26,668

Since the income test for none of the associates above individually or in aggregate exceeds the 20% threshold, no separate financial statements have been provided under Rule 3-09.

* * *

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Spirgel

Should you have any questions or wish to discuss the foregoing, please contact Yu Yao, Associate Manager, by telephone at (+86-10) 5850-1515, by fax at (+86-10) 5850-1504 or by email at yaoyu@chinatelecom.com.cn.

Very truly yours,

/s/ WU Andi
WU Andi
Chief Financial Officer

cc:	Ivette Leon
Joe Cascarano
(Securities and Exchange Commission)

Jian Liang
Yu Yao
(China Telecom Corporation Limited)

Jing Zhou
(Sullivan & Cromwell LLP)

Peter Kan
(KPMG)